                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       __________________________________

                                AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                                  EXOGEN, INC.
                                (Name of Issuer)


                        Common Shares, $.0001 Par Value
                         (Title of Class of Securities)


                                  302092 10 1
                                 (CUSIP Number)


                                Robert A. Lucas
                         Smith & Nephew Holdings, Inc.
                                1450 Brooks Road
                               Memphis, TN  38116
                                 (901) 396-2121
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 25, 1999
            (Date of Event which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                             (Page 1 of 11 Pages)

                                  SCHEDULE 13D
-----------------------                                   --------------------
 CUSIP No. 302092 10 1                                     Page 2 of 11 Pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Smith & Nephew Holdings, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            820,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             820,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      820,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES                                                      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------                                   --------------------
 CUSIP No. 302092 10 1                                     Page 3 of 11 Pages
-----------------------                                   --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Smith & Nephew plc

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
          00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                      [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England and Wales
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            820,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             820,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      820,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES                                                      [X]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

CUSIP No. 302092 10 1                                         Page 4 of 11 Pages
                        Amendment No. 1 to Schedule 13D


     The Statement on Schedule 13D (the "Schedule 13D"), as previously filed on December 18, 1998 by Smith & Nephew plc ("Parent") and Smith & Nephew Holdings, Inc. ("Holdings"), relating to the common stock, par value $.0001 per share ("Company Common Stock"; the shares of Company Common Stock together with the rights to purchase shares of Series A Preferred Stock of the Company associated therewith, the "Shares") of Exogen, Inc., a Delaware corporation ("Company"), filed pursuant to Rule 13D-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is hereby amended and supplemented as set forth below. Capitalized terms used herein and not otherwise defined have the meaning given to such term in the Schedule 13D.

Item 2.  Identity and Background

     Annex A attached hereto and incorporated herein by reference sets forth the name, residence or business address, present principal occupation or employment and citizenship of each executive officer of Parent who has become such since the date of the Schedule 13D.

     None of the persons listed on Annex A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None of the persons listed on Annex A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     Jack R. Blair is no longer a director of Parent and Pierre J. Neethling is no longer an executive officer of Parent.

     Annex B attached hereto and incorporated by reference, sets forth the name, residence or business address, present principal occupation or employment and citizenship of each executive officer and of each director of Holdings who has become such since the date of the Schedule 13D.

     None of the persons listed in Annex B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None of the persons listed on Annex B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     David Southworth is no longer a director or executive officer of Holdings and Cliff Lomax is now the Chairman of the Board and President of Holdings.

CUSIP No. 302092 10 1                                         Page 5 of 11 Pages
                        Amendment No. 1 to Schedule 13D


Item 4.  Purpose of Transaction.

     The original purpose of acquiring the Shares was for investment. However, as described in the Schedule 13D, pursuant to the terms of the Master Agreement, Smith & Nephew, Inc. ("S&N"), a wholly owned subsidiary of Holdings and an indirect wholly owned subsidiary of Parent, has a right of first negotiation with respect to certain types of transactions with respect to the Company, including the acquisition of control of the Company. Pursuant to the requirements of the Master Agreement, in April 1999 the Company notified S&N that it intended to seek partners for the development of new applications of ultrasound and for the acquisition of the Company. After conducting due diligence and participating in negotiations with the Company in response to such notice, Parent and Holdings have changed their intentions as described in this Amendment. S&N and Smith & Nephew Acquisition, Inc. ("Sub"), a wholly owned subsidiary of S&N, have entered into an Agreement and Plan of Merger dated July 25, 1999 (the "Merger Agreement") with the Company, pursuant to which Sub has agreed to commence, no later than July 30, 1999, a tender offer for all of the outstanding Shares at a purchase price of $5.15 per Share, net to the seller in cash. The Merger Agreement provides that, after the purchase of Shares pursuant to the tender offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law, Sub will be merged (the "Merger") with and into the Company. By virtue of the Merger each outstanding Share (other than Shares held in the treasury of the Company or by any wholly owned subsidiary of the Company and any Shares owned by S&N, any wholly owned subsidiary of S&N or by Holdings and other than Shares with respect to which appraisal rights have been exercised in accordance with the Delaware General Corporation Law) will be converted into the right to receive $5.15 per Share. Following the consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of S&N and an indirect wholly owned subsidiary of each of Parent and Holdings.

     Pursuant to the Merger Agreement, promptly after such time as Sub purchases Shares pursuant to the Offer, Sub will be entitled to designate at its option up to that number of directors, rounded to the nearest whole number, of the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act, as will make the percentage of the Company's directors designated by Sub equal to the percentage of the aggregate voting power of the Shares held by S&N and its subsidiaries. Notwithstanding this right, until the effective time of the Merger, the Board of Directors of the Company will have at least three directors who were directors on the date of the Merger Agreement and who are not officers of the Company. After the effective time of the Merger, the directors of Sub will be the directors of the Company.

     At the effective time of the Merger the current Certificate of Incorporation and the Bylaws of the Company will become the Certificate of Incorporation and Bylaws of the surviving corporation. The Merger Agreement also provides that the Company and Registrar & Transfer Company will enter into an amendment (the "Rights Amendment") to the Rights Agreement dated as of December 6, 1996, as amended, between the Company and Registrar & Transfer Company, as rights agent.

CUSIP No. 302092 10 1                                         Page 6 of 11 Pages
                        Amendment No. 1 to Schedule 13D


     It is anticipated that, following the consummation of the Merger, the Company Common Stock will be delisted form the Nasdaq National Stock Market and terminated from registration pursuant to Section 12(g)(4) of the Exchange Act. A copy of the Merger Agreement, together with the exhibits thereto, is included as Exhibit 1 hereto and the description of the Merger Agreement and the Rights Amendment contained herein are qualified in their entirety by reference to such exhibit, which is incorporated herein by reference.

     Concurrently with the execution of the Merger Agreement the current directors of the Company (collectively, the "Directors"), who beneficially own an aggregate of 786,472 Shares entered into stockholder agreements (the "Stockholder Agreements") with S&N. The Stockholder Agreements provided, among other things, that: (a) each Director will vote the Shares held by such Director in favor of the Merger and the Merger Agreement; (b) each Director will vote his Shares against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Takeover Proposal (as defined in the Merger Agreement) or (ii) any amendment of the Company's charter or by-laws or other proposal or transaction involving the Company or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) each Director will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, his Shares to any person other than Sub or Sub's designee or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal; (d) each Director will not, and will not permit any investment banker, attorney or other adviser or representative of such Director to, (i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; and (e) each Director will tender pursuant to the tender offer and not withdraw the Shares owned by such Director. Parent and Holdings disclaim ownership of the Shares held by the Directors and subject to the Stockholder Agreements.

     The obligations of the Directors under the Stockholder Agreements terminate upon the earlier of the effective time of the Merger and the termination of the Merger Agreement. A copy of form of the Stockholder Agreements is filed as Exhibit A to Exhibit 1 hereto, and the description of the Stockholder Agreements contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The response to Item 4 hereof is incorporated herein by reference.

CUSIP No. 302092 10 1                                         Page 7 of 11 Pages
                        Amendment No. 1 to Schedule 13D


      In addition, on December 21, 1998, S&N and the Company entered into an amendment to the Master Agreement pursuant to which the procedure relating to the exercise of S&N's option to purchase Shares was amended to extend to 61 days the period of time between the notice of exercise of the option and the date on which Shares may be purchased. Also, on April 9, 1999, S&N and the Company entered into a United Kingdom Distribution Agreement pursuant to which the Company appointed S&N as its exclusive distributor for the sale and promotion in the United Kingdom of all models of the Company's Sonic Accelerated Fracture Healing System.

      Except as set forth in this Amendment or in the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons listed in Item 2 of the Schedule 13D and any person with respect to the Company Common Stock.


Item 7.  Material to be Filed as Exhibits.

      1.  Agreement of Joint Filing

      2. Agreement and Plan of Merger dated as of July 25, 1999 among Smith & Nephew, Inc., Smith & Nephew Acquisition, Inc. and Exogen, Inc.

      3.  Press release issued by Smith & Nephew and Exogen, Inc. on July 26,
          1999.

CUSIP No. 302092 10 1                                         Page 8 of 11 Pages
                        Amendment No. 1 to Schedule 13D


                                   SIGNATURE
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


                                       /s/ Clifford K. Lomax
                                    ---------------------------------------
                                    Title: Chairman of the Board and President
                                           -----------------------------------
                                    Dated: July 25, 1999
                                           --------------------------------

CUSIP No. 302092 10 1                                         Page 9 of 11 Pages
                        Amendment No. 1 to Schedule 13D


                                    ANNEX A
                                    -------

                             NEW EXECUTIVE OFFICERS
                                       OF
                               Smith & Nephew plc


NAME                POSITION            ADDRESS              CITIZENSHIP
----                --------            -------              -----------
Larry W. Papasan    (responsible for    Smith & Nephew       U.S.A.
                    Orthopaedics)       Orthopaedics
                                        1450 Brooks Road
                                        Memphis, TN 38116

Ronald M. Sparks    (responsible for    Smith & Nephew       U.S.A.
                    Endoscopy)          Endoscopy
                                        160 Dascomb Road
                                        Andover, MA 01810

Graham H. Siddle    (responsible for    Smith & Nephew       British
                    Indirect Markets)   Europe
                                        Alum Rock Road
                                        Birmingham, England
                                        B8 3DZ

Paul M. Williams    (responsible for    Smith & Nephew plc   British
                    Human Resources)    2 Temple Place
                                        Victoria Embankment
                                        London, England
                                        WC2R 3BP

Peter W. Huntley    (responsible for    Smith & Nephew plc   Australian
                    Business            2 Temple Place
                    Development)        Victoria Embankment
                                        London, England
                                        WC2R 3BP

James L. Dick       (responsible for    Smith & Nephew       British
                    Wound Management)   Wound Management
                                        P.O. Box 81
                                        Hessle Road
                                        Hull, England
                                        HU3 2BN

CUSIP No. 302092 10 1                                        Page 10 of 11 Pages
                        Amendment No. 1 to Schedule 13D


                                    ANNEX B
                                    -------

                      NEW EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                         SMITH & NEPHEW HOLDINGS, INC.

NAME                POSITION               ADDRESS                CITIZENSHIP
----                --------               -------                -----------
James A. Ralston    Assistant Secretary    Smith & Nephew Inc.    U.S.A.
                                           1450 Brooks Road
                                           Memphis, TN 38116

CUSIP No. 302092 10 1                                        Page 11 of 11 Pages
                        Amendment No. 1 to Schedule 13D


                                 EXHIBIT INDEX

Exhibit 1        Agreement of Joint Filing

Exhibit 2 Agreement and Plan of Merger dated July 25, 1999 among Smith & Nephew, Inc., Smith & Nephew Acquisition, Inc. and Exogen, Inc.

Exhibit 3 Press release issued by Smith & Nephew plc and Exogen, Inc. on July 26, 1999.